Healthpeak® | DOC LISTED NYSE

Earnings Release and Supplemental Report

First Quarter 2026

ir.healthpeak.com

Healthpeak®

Healthpeak Properties Raises 2026 Earnings Guidance Following Completion of the Janus Living IPO, Accretive Capital Allocation, and Strong First Quarter 2026 Results

DENVER, May 5, 2026 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended March 31, 2026.

FIRST QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.28 per share, Nareit FFO of $0.42 per share, and FFO as Adjusted of $0.45 per share

– In March 2026, Janus Living, Inc. (NYSE: JAN) ("Janus Living") completed its initial public offering ("IPO") at the high-end of the valuation range, generating approximately $880 million of net proceeds in an oversubscribed and upsized offering, to pursue accretive acquisition and investment opportunities

  • As Janus Living's largest shareholder, Healthpeak's earnings growth will benefit from the favorable senior housing supply-demand fundamentals and Janus Living's accretive external growth opportunities

  • $714 million of previously disclosed Healthpeak senior housing acquisitions contributed to Janus Living as part of the formation transactions

  • Janus Living reported it is under contract on an additional $400 million of senior housing acquisitions

  • As of May 4, 2026, Janus Living had a market capitalization of $6.9 billion, of which Healthpeak owns 81.6%

– Janus Living reported post-IPO net loss of $(0.05) per share, first quarter net income of $0.13 per share and first quarter FFO as Adjusted of $0.23 per share

  • Year-over-year consolidated revenue and Adjusted EBITDAre growth of 35% and 42%, respectively

– First quarter Outpatient Medical and Lab new and renewal lease executions totaled 1.2 million square feet:

  • Outpatient Medical new lease executions totaled 195,000 square feet and renewal lease executions totaled 868,000 square feet, with +5.4% cash releasing spreads on renewals

    ◦ Subsequent to the first quarter, and through May 4, 2026, executed 1 million square feet of Outpatient Medical leases and signed letters of intent ("LOI")

  • Lab new lease executions totaled 129,000 square feet and renewal lease executions totaled 12,000 square feet and +3.5% cash releasing spreads on renewals

    ◦ Subsequent to the first quarter, and through May 4, 2026, executed 354,000 square feet of Lab leases and signed LOIs

– Lab total occupancy increased sequentially and is expected to increase through year-end 2026

– Generated $267 million of proceeds from recapitalizations, dispositions, and loan repayments

  • In March 2026, closed on the recapitalization and sale of an 80% joint venture interest in a 100% occupied, six-property outpatient medical portfolio to affiliates of Blackstone at a gross valuation of $212 million, generating proceeds of approximately $170 million

– In April 2026, repurchased 5.9 million common shares at a weighted average share price of $16.81 for approximately $100 million

– Net Debt to Adjusted EBITDAre was 5.4x for the quarter ended March 31, 2026

– Recent corporate impact and sustainability achievements include:

  • Awarded LEED Silver Core & Shell for Medical City McKinney, an outpatient medical development located in suburban Dallas

  • Named a member of the Dow Jones Best-in-Class (DJBIC) North America Index for the 13th consecutive year

  • Named a constituent in the S&P Global Sustainability Yearbook for the 11th consecutive year

To learn more about Healthpeak's commitment to responsible business and view our Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2026		Three Months Ended March 31, 2025	
	Amount	Per Share	Amount	Per Share
Diluted net income (loss) applicable to common shares	$ 193,484	$ 0.28	$ 42,364	$ 0.06
Diluted Nareit FFO applicable to common shares	301,519	0.42	323,279	0.45
Diluted FFO as Adjusted applicable to common shares	316,853	0.45	329,713	0.46

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month total SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Same-Store Adjusted NOI Growth

	Three Month	
	SS Growth %	% of SS
Outpatient Medical	2.4%	55.7%
Lab	(7.2%)	33.6%
Senior Housing	13.8%	10.7%
Total SS Cash (Adjusted) NOI	**0.0%**	**100.0%**

Nareit FFO, FFO as Adjusted, Total Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "March 31, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" section of this release for additional information.

DIVIDEND

On April 6, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of April, May, and June of 2026, representing cash dividends totaling $0.305 per share for the second quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date.

Record Date	Payment Date	Amount
April 17, 2026	April 30, 2026	$0.10167 per common share
May 18, 2026	May 29, 2026	$0.10167 per common share
June 15, 2026	June 26, 2026	$0.10167 per common share

JANUS LIVING INITIAL PUBLIC OFFERING

In March 2026, Janus Living completed its IPO and began trading on the New York Stock Exchange under the ticker symbol "JAN". The net proceeds from the IPO were approximately $880 million, after deducting underwriting discounts and expenses payable by Janus Living.

Janus Living expects to use the net proceeds from the offering to pursue acquisition and investment opportunities that meet its investment criteria and for general corporate purposes.

As of the IPO, Healthpeak owned approximately 214.7 million shares of common stock and operating partnership common units in Janus Living, representing an 81.6% equity ownership.

JANUS LIVING'S FIRST QUARTER RESULTS

On May 5, 2026, Janus Living reported first quarter operating and financial results including year-over-year consolidated revenue and Adjusted EBITDAre growth of 35% and 42%, respectively, resulting in FFO as Adjusted of $0.23 per share. Janus Living is under contract on approximately $400 million of incremental senior housing acquisitions. As of March 31, 2026, Janus Living had $949 million of cash and no outstanding debt.

Janus Living also announced its intent to make a pro rata dividend payment for the period between March 20, 2026 and June 30, 2026, based on a distribution rate of $0.1425 per share, representing an annualized dividend of $0.57 per share.

Janus Living's operations are consolidated into Healthpeak's financial statements, with the approximately 18.4% not owned by Healthpeak reported as noncontrolling interest.

SENIOR HOUSING ACQUISITIONS

During the first quarter 2026, Healthpeak closed on senior housing acquisitions totaling $714 million across 25 communities. These communities were contributed to Janus Living as part of the formation transactions.

A summary of the acquisitions is as follows:

- Our joint venture partner's 46.5% interest in a 19-community portfolio for $314 million
- Three communities in the Orlando MSA for $119 million
- Two communities in the Atlanta MSA for $240 million
- One community in the Seattle MSA for $41 million

SHARE REPURCHASE ACTIVITY

In April 2026, Healthpeak repurchased 5.9 million common shares at a weighted average share price of $16.81 for approximately $100 million under its $500 million share repurchase program.

As of May 5, 2026, approximately $306 million remained available for share repurchases under the program.

OUTPATIENT MEDICAL JOINT VENTURE RECAPITALIZATION

In March 2026, Healthpeak entered into a joint venture with affiliates of Blackstone through the contribution of a 100% occupied, six-property outpatient medical portfolio valued at approximately $212 million. The portfolio comprises approximately 418,000 square feet across California, Maryland, Colorado, Texas, and Nebraska.

Under the terms of the joint venture, Blackstone owns an 80% majority interest and Healthpeak retains a 20% minority interest. Healthpeak will serve as operating member of the joint venture and will continue to provide asset and property management services, earning customary fees. The joint venture establishes a platform from which the parties will seek to expand their relationship over time. Healthpeak received gross proceeds of approximately $170 million for the sale of the 80% interest. The transaction implies a trailing cash cap rate of approximately 6.1% and a valuation of approximately $508 per square foot. The transaction reflects continued execution on Healthpeak's ongoing capital recycling strategy and the strong private market interest in Healthpeak's operating platform and relationships.

DISPOSITIONS

During the first quarter 2026, Healthpeak closed on approximately $92 million of dispositions and received loan repayments for proceeds of $5 million. Together with the recapitalization, Healthpeak has generated $267 million of net proceeds as of May 5, 2026.

BALANCE SHEET

As previously disclosed, in March 2026, Healthpeak closed on a new $400 million unsecured delayed-draw term loan facility. The term loan matures in March 2031 and bears interest at SOFR plus 80 basis points, based on Healthpeak's current credit ratings. The unsecured term loan facility was undrawn as of May 5, 2026.

2026 GUIDANCE

We are updating the following guidance ranges for full year 2026:

- Diluted earnings per common share from $0.34 – $0.38 to $0.46 – $0.50

- Diluted Nareit FFO per share from $1.70 – $1.74 to $1.68 – $1.72

- Diluted FFO as Adjusted per share from $1.70 – $1.74 to $1.71 – $1.75

We are reaffirming full year 2026 Total Same-Store Cash (Adjusted) NOI growth in the range of (1.0%) – 1.0%

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 10 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to the proposed Janus Living IPO or current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "2026 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration; macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and changing requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the pending initial public offering of Janus Living may not be completed on the currently contemplated timeline or terms, or at all, and may not achieve the intended benefits; our economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; potential conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Dollars in thousands, except per share amounts

	March 31, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 17,168,415	$ 16,593,535
Development costs and construction in progress	1,056,909	1,010,657
Land and improvements	3,221,127	3,007,346
Accumulated depreciation	(4,609,647)	(4,512,443)
Net real estate	16,836,804	16,099,095
Loans receivable, net of reserves of $9,290 and $11,345	631,648	606,020
Investments in unconsolidated joint ventures	530,354	802,601
Accounts receivable, net of allowance of $3,480 and $2,018	91,467	78,327
Cash and cash equivalents	1,170,992	467,457
Restricted cash	94,917	70,245
Intangible assets	758,495	654,516
Assets held for sale	45,667	80,621
Right-of-use asset	395,929	412,198
Deferred tax assets	120,310	111,248
Goodwill	68,529	68,529
Other assets	871,113	885,161
Total assets	**$ 21,616,225**	**$ 20,336,018**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,751,409	$ 1,078,850
Term loans	1,645,731	1,647,113
Senior unsecured notes	6,779,171	6,772,722
Mortgage debt	246,461	349,209
Intangible liabilities	164,360	173,697
Liabilities related to assets held for sale	545	11,900
Lease liability	290,089	296,260
Accounts payable, accrued liabilities, and other liabilities	671,245	718,509
Deferred revenue	1,007,201	985,307
Total liabilities	**$ 12,556,212**	**$ 12,033,567**
Commitments and contingencies		
Redeemable noncontrolling interests	27,214	159,581
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 695,263,156 and 695,036,731 shares issued and outstanding	695,263	695,037
Additional paid-in capital	13,102,990	12,767,914
Cumulative dividends in excess of earnings	(5,971,501)	(5,952,920)
Accumulated other comprehensive income (loss)	(464)	(9,937)
Total stockholders' equity	7,826,288	7,500,094
Public investors of Janus Living, Inc.	560,426	—
Joint venture partners	294,297	295,455
Non-managing member unitholders	351,788	347,321
Total noncontrolling interests	1,206,511	642,776
Total equity	**$ 9,032,799**	**$ 8,142,870**
Total liabilities and equity	**$ 21,616,225**	**$ 20,336,018**

Dollars in thousands, except per share amounts

	Three Months Ended March 31,	
	2026	**2025**
Revenues:		
Rental and related revenues	$ 538,436	$ 538,141
Resident fees and services	200,345	148,927
Interest income and other	14,171	15,821
Total revenues	**752,952**	**702,889**
Costs and expenses:		
Operating	323,861	273,143
Depreciation and amortization	289,734	268,546
Interest expense	87,292	72,693
General and administrative	24,591	26,118
Transaction costs	24,149	5,534
Impairments and loan loss reserves (recoveries), net	(2,275)	(3,562)
Total costs and expenses	**747,352**	**642,472**
Other income (expense):		
Gain (loss) on sales of real estate, net	50,669	—
Gain (loss) on debt extinguishments	(403)	—
Other income (expense), net	139,779	(6,126)
Total other income (expense), net	190,045	(6,126)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**195,645**	**54,291**
Income tax benefit (expense)	(254)	(2,080)
Equity income (loss) from unconsolidated joint ventures	4,265	(2,147)
Net income (loss)	**199,656**	**50,064**
Noncontrolling interests' share in earnings	(6,023)	(7,236)
Net income (loss) attributable to Healthpeak Properties, Inc.	**193,633**	**42,828**
Participating securities' share in earnings	(149)	(464)
Net income (loss) applicable to common shares	**$ 193,484**	**$ 42,364**
Earnings per common share:		
Basic	$ 0.28	$ 0.06
Diluted	$ 0.28	$ 0.06
Weighted average shares outstanding:		
Basic	695,161	699,067
Diluted	695,168	699,118

Dollars in thousands, except per share amounts

	Three Months Ended March 31,	
	2026	**2025**
Net income (loss) applicable to common shares	**$ 193,484**	**$ 42,364**
Real estate related depreciation and amortization	289,734	268,546
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	7,212	12,200
Noncontrolling interests' share of real estate related depreciation and amortization	(4,702)	(4,454)
Loss (gain) on sales of depreciable real estate, net	(50,669)	—
Loss (gain) upon change of control, net[(1)]	(138,117)	—
Taxes associated with real estate dispositions	58	—
Nareit FFO applicable to common shares	297,000	318,656
Distributions on dilutive convertible units and other	4,519	4,623
Diluted Nareit FFO applicable to common shares	**$ 301,519**	**$ 323,279**
Diluted Nareit FFO per common share	**$ 0.42**	**$ 0.45**
Weighted average shares outstanding - Diluted Nareit FFO	709,457	714,174
Impact of adjustments to Nareit FFO:		
Transaction, merger, and restructuring-related costs[(2)]	$ 20,568	$ 5,534
Other impairments (recoveries) and other losses (gains), net[(3)]	(2,275)	(3,320)
Loss (gain) on debt extinguishments	302	—
Casualty-related charges (recoveries), net[(4)]	(190)	4,226
Recognition (reversal) of valuation allowance on deferred tax assets[(5)]	(3,058)	—
Total adjustments	15,347	6,440
FFO as Adjusted applicable to common shares	312,347	325,096
Distributions on dilutive convertible units and other	4,506	4,617
Diluted FFO as Adjusted applicable to common shares	**$ 316,853**	**$ 329,713**
Diluted FFO as Adjusted per common share	**$ 0.45**	**$ 0.46**
Weighted average shares outstanding - Diluted FFO as Adjusted	709,457	714,174
Other operating data:		
Amortization of deferred financing costs and debt discounts (premiums)	$ 8,363	$ 7,852
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	7,756	4,696
Stock-based compensation amortization expense	4,502	4,627
Deferred income taxes	3,053	2,570
AFFO capital expenditures	(23,956)	(23,136)
Straight-line rents	(10,905)	(11,153)
Amortization of above (below) market lease intangibles, net	(6,597)	(10,212)
Other items[(6)]	(2,606)	1,451

(1) The three months ended March 31, 2026 includes a gain upon change of control related to (i) the acquisition of the remaining 46.5% interest in the SWF SH JV which held 19 senior housing properties and (ii) the disposition of an 80% interest in six outpatient medical buildings to a third-party. These gains upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three months ended March 31, 2026 includes costs incurred related to the Janus Living IPO and investment pursuit costs. The three months ended March 31, 2025 includes costs related to the merger with Physicians Realty Trust, which are primarily comprised of severance, legal, accounting, tax, information technology, and other costs of combining operations with Physicians Realty Trust that were incurred during the period.

(3) The three months ended March 31, 2026 and 2025 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

(5) The three months ended March 31, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with the Janus Living IPO.

(6) Primarily includes: (i) amortization of deferred revenue, (ii) noncontrolling interests' share of senior housing entrance fees in excess (less) than the related GAAP amortization, and (iii) our proportionate share of AFFO capital expenditures and straight-line rents from unconsolidated joint ventures.

Dollars in millions, except per share amounts

2026 GUIDANCE RANGES AND SUPPLEMENTAL INFORMATION

Note: Prior guidance excluded impact of the Janus Living IPO	**FY 2026 Guidance May 5, 2026**	**Change from Prior Guidance**
Diluted earnings per common share	$0.46 – $0.50	+$0.12
Diluted Nareit FFO per common share	$1.68 – $1.72	($0.02)
Diluted FFO as adjusted per common share	$1.71 – $1.75	+$0.01
Total Year-Over-Year Same-Store Cash (Adjusted) NOI Growth(1)	(1.00%) – 1.00%	Unchanged
Outpatient	*2.00% – 3.00%*	*Unchanged*
Lab	*(10.00%) – (5.00%)*	*Unchanged*
Senior Housing	*11.00% – 15.00%*	*+300 bps*
Other Key Assumptions		
Interest expense (net of capitalized interest)	$350	+$20
General and administrative expense(2)	$95	+$5
General and administrative expense attributable to Healthpeak	*$77*	Added
General and administrative expense attributable to Janus Living(2)	*$18*	Added
Healthpeak retained earnings	$250	Unchanged
Healthpeak proceeds from joint ventures, dispositions and/or loan repayments(3)	$1,000	Unchanged
Healthpeak acquisitions and share repurchases(4)	$1,000	Unchanged
Healthpeak development, redevelopment and revenue enhancing capex	$400	Unchanged
Janus Living cash including net IPO proceeds and term loan draw	$975	Added
Janus Living acquisitions	$750	Added
Janus Living revenue enhancing capex	$100	Unchanged

(1) The blended total same-store growth guidance range is unchanged. However, Senior Housing same-store guidance (comprised of only the 15 Life Plan Communities), reflects a 300 basis point increase at the mid-point and incorporates Healthpeak's 81.6% ownership interest in Janus Living. All acquisitions completed in the first quarter are excluded from same-store.

(2) The IPO was not included in February guidance. The $5 million increase represents the additional public company costs of Janus Living. General and administrative expense attributable to Janus Living includes approximately $11 million of management fees, $4 million of public company costs, and $3 million of pre-IPO expenses. The pre-IPO amount reflects an imputed management fee required under GAAP for the period January 1, 2026 through March 20, 2026, representing an allocation of Healthpeak's costs to Janus Living for presentation purposes.

(3) Closed $262 million of dispositions to date, see page 18 for details.

(4) Closed $892 million of acquisitions and loans (see page 18 for details), and $100 million of share repurchases to date.

SELECTED DATA		1Q25		2Q25		3Q25		4Q25		1Q26
Diluted FFO as Adjusted applicable to common shares	$	329,713	$	325,785	$	323,301	$	331,713	$	316,853
Diluted FFO as Adjusted per common share		0.46		0.46		0.46		0.47		0.45
Dividends per common share		0.31		0.31		0.31		0.31		0.31

SELECTED INCOME STATEMENT DATA										
Total Revenues	$	702,889	$	694,348	$	705,873	$	719,402	$	752,952
Property Operating Expenses		273,143		276,181		291,922		287,853		323,861
G&A Expense attributable to Healthpeak		26,118		20,764		19,907		23,627		21,305
G&A Expense attributable to Janus Living		—		—		—		—		3,286
Interest Expense		72,693		75,063		76,784		80,638		87,292
Noncontrolling interests' share in earnings		(7,236)		(7,346)		(7,274)		(7,824)		(6,023)
Net Income (loss) attributable to Healthpeak Properties, Inc.		42,828		31,673		(117,122)		113,968		193,633

LIQUIDITY(1)										
Credit Facilities(2)	$	3,000,000	$	3,000,000	$	3,000,000	$	3,000,000	$	4,000,000
Commercial Paper Balance		(164,000)		(775,000)		(368,125)		(1,078,850)		(1,751,409)
Cash and Cash Equivalents		70,625		89,436		91,038		467,457		1,170,992
Available Liquidity	**$**	**2,906,625**	**$**	**2,314,436**	**$**	**2,722,913**	**$**	**2,388,607**	**$**	**3,419,583**

FINANCIAL RATIOS(1)		1Q25		2Q25		3Q25		4Q25		1Q26
Total Floating Rate Debt	$	267,793	$	888,220	$	542,419	$	1,192,771	$	1,867,132
Net Floating Rate Debt		117,207		716,952		424,171		701,997		687,898
Enterprise Cash		164,893		191,185		188,524		562,690		1,275,860
Enterprise Debt		9,062,094		9,241,104		9,332,050		10,057,662		10,634,708
Enterprise Gross Assets		25,220,216		25,370,402		25,266,258		26,149,968		27,253,582
Total Fixed Charges		96,603		100,494		102,277		104,117		110,213
Three Months Ended Adjusted EBITDAre		428,320		437,943		428,455		453,561		433,489
Annualized Adjusted EBITDAre		1,713,280		1,751,772		1,713,820		1,814,244		1,733,956
Weighted Average Interest Rate (GAAP)		4.2%		4.3%		4.3%		4.2%		4.2%
Weighted Average Interest Rate (Coupon)		3.9%		3.9%		3.9%		3.9%		3.9%
Net-Debt-to-Adjusted EBITDAre		5.2x		5.2x		5.3x		5.2x		5.4x
Floating Rate Debt Exposure		2.9%		9.5%		5.7%		11.7%		17.4%
Net Floating Rate Debt Exposure		0.8%		7.6%		4.5%		6.9%		6.4%
Adjusted Fixed Charge Coverage		4.4x		4.4x		4.2x		4.3x		3.9x
Financial Leverage		35.9%		36.4%		36.9%		38.5%		39.0%
Secured Debt Ratio		2.1%		2.2%		2.2%		2.1%		1.7%

DEBT COMPLIANCE & RATINGS(1)

Ratio (Requirement)	1Q25	2Q25	3Q25	4Q25	1Q26
Leverage Ratio (No greater than 60%)	37.0%	37.0%	38.0%	39.0%	37.3%
Secured Debt Ratio (No greater than 40%)	2.0%	2.0%	2.0%	2.0%	1.4%
Unsecured Leverage Ratio (No greater than 60%)	39.0%	40.0%	41.0%	42.0%	38.8%
Fixed Charge Coverage Ratio (12 Months) (No less than 1.50x)	4.4x	4.4x	4.8x	4.3x	4.2x
Tangible Net Worth ($ in billions) (No less than $7.7B)	$13.7B	$13.6B	$13.4B	$13.4B	$14.3B
Moody's (Senior Unsecured Debt)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)
S&P Global (Senior Unsecured Debt)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)

CAPITALIZATION AND ENTERPRISE VALUE(1)		1Q25		2Q25		3Q25		4Q25		1Q26
Common Shares		698,612		694,916		694,946		695,037		695,263
Convertible Partnership and OP Units		13,732		13,657		13,650		13,640		13,945
Period Ended Share Price	$	20.22	$	17.51	$	19.15	$	16.08	$	16.43
Total Market Equity Capitalization	**$**	**14,403,596**	**$**	**12,407,113**	**$**	**13,569,614**	**$**	**11,395,526**	**$**	**11,652,287**
Plus: Consolidated Debt, net		8,876,665		9,041,253		9,131,561		9,847,894		10,422,772
Plus: Joint Venture Debt, net		185,429		199,851		200,489		209,768		211,936
Total Enterprise Value	**$**	**23,465,690**	**$**	**21,648,217**	**$**	**22,901,664**	**$**	**21,453,188**	**$**	**22,286,995**

(1) Healthpeak and Janus Living liquidity, financial ratios, and debt compliance are presented on a consolidated basis.
(2) Credit Facilities consist of: (i) a $3.0 billion senior unsecured revolving credit facility at Healthpeak, (ii) a $500 million senior unsecured revolving credit facility at Janus Living, (iii) a $400 million senior unsecured delayed draw term loan at Healthpeak, and (iv) a $100 million senior unsecured delayed draw term loan at Janus Living, each of which remain undrawn as of March 31, 2026.

Dollars and square feet in thousands

PORTFOLIO MIX

	Properties			Square Footage / Units		
	Operating	Development / Redevelopment	Total	Operating	Development / Redevelopment	Total Capacity
Outpatient Medical	495	9	504	35,300	800	36,100
Lab	118	23	141	9,807	2,566	12,373
Senior Housing	40	—	40	11,252	—	11,252
Other	3	—	3	1,024	—	1,024
Total	**656**	**32**	**688**			

GEOGRAPHIC DIVERSIFICATION

Market	Portfolio Adjusted NOI	Cash NREFs in Excess of NOI	Total	% of Total
San Francisco, CA	$ 94,320	$ —	$ 94,320	23.3
Boston, MA	34,702	—	34,702	8.6
Dallas, TX	27,952	—	27,952	6.9
Tampa, FL	16,864	3,701	20,565	5.1
Houston, TX	18,915	(16)	18,900	4.7
San Diego, CA	16,479	—	16,479	4.1
Philadelphia, PA	10,794	1,261	12,055	3.0
Denver, CO	11,993	—	11,993	3.0
Nashville, TN	9,652	—	9,652	2.4
Seattle, WA	9,361	—	9,361	2.3
Louisville, KY	9,347	—	9,347	2.3
Phoenix, AZ	8,808	—	8,808	2.2
Atlanta, GA	8,649	—	8,649	2.1
Washington, DC	8,158	(38)	8,120	2.0
Jacksonville, FL	7,152	719	7,870	1.9
Minneapolis, MN	7,020	—	7,020	1.7
Orlando, FL	5,705	1,308	7,013	1.7
New York, NY	5,419	—	5,419	1.3
Indianapolis, IN	4,866	—	4,866	1.2
Kansas City, MO	4,147	—	4,147	1.0
Remaining	77,641	340	77,981	19.2
Total	**$ 397,944**	**$ 7,275**	**$ 405,219**	**100.0**

TENANT DIVERSIFICATION

Tenant / Parent	Classification	Leased Square Feet	% of ABR
HCA	Health System	5,198	10.4
CommonSpirit Health	Health System	1,872	2.4
McKesson Corporation	Health System	650	1.5
Bristol-Myers Squibb	Large Cap Biopharma	407	1.5
Roche Holding AG	Large Cap Biopharma	292	1.4
Northside Hospital	Health System	845	1.4
Revolution Medicines	Large Cap Biopharma	294	1.4
Alphabet	Large Cap Biopharma	242	1.3
Ascension Health	Health System	675	1.3
Novo Nordisk	Large Cap Biopharma	232	1.2
University of Louisville	Health System	741	1.2
Johnson & Johnson	Large Cap Biopharma	260	1.2
Arcus Biosciences	Mid Cap Biopharma	260	1.2
HonorHealth	Health System	571	1.1
Community Health Systems	Health System	907	1.1
Astellas Pharma	Large Cap Biopharma	178	1.1
Norton Healthcare	Health System	668	1.1
Pfizer	Large Cap Biopharma	180	1.0
Nkarta	Small Cap Biopharma	119	0.8
Denali Therapeutics	Mid Cap Biopharma	148	0.8
Top 20 Tenants		**14,738**	**34.5**

PORTFOLIO DIVERSIFICATION(1)

Classification	Annualized Base Rent(2)	% of Annualized Base Rent(2)
Health System	$ 587,348	34.4
Senior Housing	221,550	13.0
Large Cap Biopharma	218,477	12.8
Physician Group Practices	217,684	12.7
Med Device / R&D / University & Other	147,161	8.6
Mid Cap Biopharma	124,632	7.3
Private Biopharma	110,018	6.4
Small Cap Biopharma	81,670	4.8
Total	**$ 1,708,541**	**100.0**

(1) Biopharma market caps of 03/31/2026. Large Cap Biopharma market cap >$10B; Mid Cap between $10B and $500M; and Small Cap <$500M.
(2) Represents the Annualized Base Rent ("ABR") for our leased portfolio and annualized Adjusted NOI for our Senior Housing portfolio.

Dollars in millions

DETAILED DEBT SCHEDULE[(1)]

	Rate/Coupon	2026	2027	2028	2029	2030	Thereafter	Premiums, Discounts, Debt Issuance Costs	Total	Weighted Average Maturity in Years
$3.0 Billion Healthpeak Revolver[(2)]		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	
$500 Million Janus Living Revolver		—	—	—	—	—	—	—	—	
Healthpeak Commercial Paper[(2)]	4.14%	—	—	—	1,751	—	—	—	1,751	
Total Revolver & Commercial Paper		**$ —**	**$ —**	**$ —**	**$1,751**	**$ —**	**$ —**	**$ —**	**$1,751**	**2.8**
Weighted Average Interest Rate	4.14%	—%	—%	—%	4.14%	—%	—%			
Term Loans										
Term Loan due 02/2027	3.38%	$ —	$ 250	$ —	$ —	$ —	$ —	$ —	$ 250	
Term Loan due 08/2027	3.44%	—	250	—	—	—	—	(1)	249	
Term Loan due 05/2028	4.49%	—	—	400	—	—	—	1	401	
Term Loan due 03/2029	4.44%	—	—	—	750	—	—	(3)	747	
Term Loan due 03/2031[(3)]	S + 80bps	—	—	—	—	—	—	(2)	(2)	
Janus Living Term Loan due 03/2031[(3)]	S + 110bps	—	—	—	—	—	—	—	—	
Total Term Loans		**$ —**	**$ 500**	**$ 400**	**$ 750**	**$ —**	**$ —**	**$ (4)**	**$1,646**	**2.2**
Weighted Average Interest Rate	4.14%	—%	3.41%	4.49%	4.44%	—%	—%			
Senior Unsecured Notes										
Notes due 07/2026	3.25%	$ 650	$ —	$ —	$ —	$ —	$ —	$ —	$ 650	
Notes due 02/2027	1.35%	—	450	—	—	—	—	(1)	449	
Notes due 03/2027	4.30%	—	400	—	—	—	—	(3)	397	
Notes due 01/2028	3.95%	—	—	350	—	—	—	(8)	342	
Notes due 12/2028	2.13%	—	—	500	—	—	—	(3)	497	
Notes due 07/2029	3.50%	—	—	—	650	—	—	(3)	647	
Notes due 01/2030	3.00%	—	—	—	—	750	—	(4)	746	
Notes due 01/2031	2.88%	—	—	—	—	—	600	(5)	595	
Notes due 11/2031	2.63%	—	—	—	—	—	500	(67)	433	
Notes due 12/2032	5.25%	—	—	—	—	—	750	(10)	740	
Notes due 01/2033	4.75%	—	—	—	—	—	500	(8)	492	
Notes due 02/2035	5.38%	—	—	—	—	—	500	(6)	494	
Notes due 02/2041	6.75%	—	—	—	—	—	300	(3)	297	
Total Senior Unsecured Notes		**$ 650**	**$ 850**	**$ 850**	**$ 650**	**$ 750**	**$ 3,150**	**$ (121)**	**$6,779**	**4.5**
Weighted Average Interest Rate	3.69%	3.25%	2.74%	2.88%	3.50%	3.00%	4.46%			
Total Mortgage Debt		**$ 243**	**$ 1**	**$ 3**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 246**	**0.4**
Weighted Average Interest Rate	5.07%	5.04%	7.00%	6.75%	—%	—%	—%			
Total Share of Unconsolidated Mortgage Debt		**$ 110**	**$ 13**	**$ 93**	**$ —**	**$ —**	**$ —**	**$ (3)**	**$ 212**	**1.1**
Weighted Average Interest Rate	4.81%	4.15%	5.80%	5.45%	—%	—%	—%			
Total Enterprise Debt		**$1,002**	**$1,363**	**$1,345**	**$3,151**	**$ 750**	**$ 3,150**	**$ (128)**	**$10,635**	**3.7**
Weighted Average Interest Rate	3.89%	3.78%	3.01%	3.54%	4.08%	3.00%	4.46%			

(1) In 2026, $650 million of Senior Unsecured Notes are due July, $142 million and $100 million of Mortgage Debt is due June and December, respectively, and $102 million and $7 million of Unconsolidated Mortgage Debt is due November and December, respectively.

(2) Healthpeak has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(3) Term loans include 270-day delayed draw features; as of March 31, 2026, no amounts have been drawn.

Healthpeak®
Dollars and square feet in thousands

SAME-STORE SEGMENT PERFORMANCE

	1Q25	2Q25	3Q25	4Q25	1Q26	Year-Over-Year Growth Rate
Outpatient Medical						
Property Count	483	483	483	483	483	
Square Footage	34,331	34,333	34,339	34,341	34,339	
Same-Store Occupancy	92.5%	92.3%	91.9%	92.0%	91.8%	(70) bps
Same-Store Cash Real Estate Revenues	$ 275,014	$ 276,074	$ 282,569	$ 283,577	$ 284,145	3.3%
Same-Store Cash Operating Expenses	(92,490)	(91,670)	(99,282)	(97,346)	(97,307)	5.2%
Same-Store Adjusted NOI	**$ 182,524**	**$ 184,404**	**$ 183,287**	**$ 186,232**	**$ 186,837**	**2.4%**
Lab						
Property Count	101	101	101	101	101	
Square Footage	7,896	7,903	7,921	7,921	7,921	
Same-Store Occupancy	97.8%	94.8%	93.0%	90.2%	90.4%	(740) bps
Same-Store Cash Real Estate Revenues	$ 167,898	$ 166,278	$ 166,076	$ 169,168	$ 161,651	(3.7%)
Same-Store Cash Operating Expenses	(46,183)	(47,034)	(50,836)	(50,325)	(48,710)	5.5%
Same-Store Adjusted NOI	**$ 121,714**	**$ 119,245**	**$ 115,240**	**$ 118,843**	**$ 112,940**	**(7.2%)**
Senior Housing						
Property Count	15	15	15	15	15	
Units	7,064	7,065	7,067	7,067	7,069	
Same-Store Occupancy	86.2%	86.0%	86.7%	87.4%	88.5%	230 bps
Same-Store Cash Real Estate Revenues	$ 121,524	$ 121,466	$ 122,773	$ 127,092	$ 130,820	7.6%
Same-Store Cash Operating Expenses	(89,957)	(91,586)	(92,917)	(92,631)	(94,906)	5.5%
Same-Store Adjusted NOI	**$ 31,567**	**$ 29,881**	**$ 29,856**	**$ 34,461**	**$ 35,915**	**13.8%**
Total Portfolio Same-Store						
Property Count	599	599	599	599	599	
Same-Store Cash Real Estate Revenues	$ 564,436	$ 563,818	$ 571,418	$ 579,837	$ 576,616	2.2%
Same-Store Cash Operating Expenses	(228,631)	(230,289)	(243,035)	(240,301)	(240,923)	5.4%
Same-Store Adjusted NOI	**$ 335,805**	**$ 333,529**	**$ 328,383**	**$ 339,536**	**$ 335,692**	**0.0%**

Dollars and square feet in thousands

TOTAL SEGMENT PERFORMANCE(1)

	1Q25	2Q25	3Q25	4Q25	1Q26
Outpatient Medical					
Property Count	527	529	530	509	504
Square Footage	37,524	37,791	37,784	37,019	36,100
Occupancy	90.9%	90.5%	90.6%	90.6%	90.5%
Adjusted NOI	$ 200,311	$ 201,606	$ 200,413	$ 204,430	$ 198,377
Termination Fees	792	119	109	522	1,049
Straight-Line Rent and Other Income	11,289	10,696	10,251	10,265	9,420
NOI	**$ 212,393**	**$ 212,421**	**$ 210,773**	**$ 215,216**	**$ 208,846**
Lab					
Property Count	139	139	139	146	141
Square Footage	11,455	11,462	11,480	12,835	12,373
Occupancy	83.7%	82.2%	81.0%	77.1%	77.7%
Adjusted NOI	$ 146,233	$ 142,776	$ 138,058	$ 140,300	$ 141,019
Termination Fees	6,273	7,096	2,391	13,994	301
Straight-Line Rent and Other Income	8,563	5,391	13,130	7,653	8,793
NOI	**$ 161,069**	**$ 155,263**	**$ 153,578**	**$ 161,948**	**$ 150,113**
Senior Housing					
Property Count	15	15	15	15	40
Units	7,064	7,065	7,067	7,067	11,252
Occupancy	86.2%	86.0%	86.7%	87.4%	86.1%
Adjusted NOI	$ 38,667	$ 36,563	$ 36,548	$ 41,865	$ 55,425
Other Expense	—	844	—	1,648	—
NOI	**$ 38,667**	**$ 37,407**	**$ 36,548**	**$ 43,513**	**$ 55,425**
Other					
Property Count	19	19	19	19	3
Adjusted NOI	$ 6,139	$ 5,983	$ 5,617	$ 5,358	$ 3,122
Other Expense	(4)	37	22	(85)	169
NOI	**$ 6,135**	**$ 6,020**	**$ 5,639**	**$ 5,273**	**$ 3,290**
Total Portfolio					
Property Count	700	702	703	689	688
Adjusted NOI	$ 391,350	$ 386,928	$ 380,636	$ 391,953	$ 397,944
Termination Fees	7,065	7,215	2,500	14,515	1,349
Straight-Line Rent and Other Income	19,849	16,967	23,403	19,482	18,382
NOI	**$ 418,264**	**$ 411,110**	**$ 406,539**	**$ 425,950**	**$ 417,675**

(1) Prior quarters are reflected as they were originally reported and do not reflect the change of segment for 1 Lab property and 2 Outpatient Medical properties to Other, and 19 properties from Other to Senior Housing.

OUTPATIENT MEDICAL PORTFOLIO SUMMARY

	Properties[1]	Square Footage Total[1]	Occupied	Occupancy %
Same-Store	483	34,339	31,452	91.8%
Operating	495	35,300	32,184	
Development	5	522	84	
Redevelopment	4	278	147	
Total	504	36,100	32,415	90.5%

OWNERSHIP TYPE[1]

	Properties			Square Footage		
	Fee Simple	Ground Lease	Total	Fee Simple	Ground Lease	Total
Count / Square Footage	246	258	504	18,487	17,614	36,100
% Total Portfolio	48.8%	51.2%	100.0%	51.2%	48.8%	100.0%

LEASE TYPES

	Occupied Square Footage	% Total	WALT (Months)	Annual Escalators Average Annual %	% Fixed Escalators
Triple-Net	23,870	73.6%			
Base Year	5,754	17.8%			
Gross	2,791	8.6%			
Total	32,415	100.0%	66	2.7%	95.6%

LEASING ACTIVITY BY SQUARE FOOT

	2Q25	3Q25	4Q25	1Q26	TTM Total
Lease Executions	1,035	1,165	1,738	1,063	5,001
New Lease Executions - %	17.5%	22.9%	16.6%	18.3%	18.6%
Renewal Lease Executions - %	82.5%	77.1%	83.4%	81.7%	81.4%
New Lease Commencements	308	348	299	199	1,154
Non-Renewals & Vacates	(370)	(474)	(235)	(288)	(1,367)

NEW LEASING COMMENCEMENTS

	2Q25	3Q25	4Q25	1Q26	TTM Total
Average Lease Term (Months)	116	107	84	87	101
Annualized Base Rent Per Sq. Ft Per Year	$ 28.94	$ 28.13	$ 29.16	$ 26.83	$ 28.33
Average Tenant Improvements Per Sq. Ft. per year	3.34	4.47	3.86	4.14	3.96
Average Tenant Improvements Per Sq. Ft.	31.84	42.70	26.08	34.83	34.56
Average Leasing Commissions Per Sq. Ft. per year	1.25	1.31	1.29	1.58	1.34
Average Leasing Commissions Per Sq. Ft.	12.32	12.32	10.56	11.06	11.69
Average Annual Escalator	3.1%	3.1%	3.1%	3.0%	3.1%
Leasing Costs % of Annual Base Rent	15.9%	20.5%	17.7%	21.3%	18.7%

RENEWAL LEASING COMMENCEMENTS

	2Q25	3Q25	4Q25	1Q26	TTM Total
Average Lease Term (Months)	71	63	105	74	81
Annualized Base Rent Per Sq. Ft Per Year	$ 31.82	$ 28.79	$ 29.80	$ 28.51	$ 29.77
Average Tenant Improvements Per Sq. Ft. per year	2.15	1.41	1.61	1.44	1.65
Average Tenant Improvements Per Sq. Ft.	11.76	6.25	14.25	11.47	11.08
Average Leasing Commissions Per Sq. Ft. per year	1.10	0.60	0.71	0.54	0.74
Average Leasing Commissions Per Sq. Ft.	6.35	3.72	6.12	2.70	4.91
% Cash Releasing Spreads	5.9%	5.4%	4.4%	5.4%	5.2%
Average Annual Escalator	3.0%	2.7%	3.1%	3.0%	3.0%
Leasing Costs % of Annual Base Rent	10.2%	7.0%	7.8%	6.9%	8.0%
Trailing Twelve Month Retention Rate	84.8%	76.2%	78.5%	79.1%	79.1%

LEASE EXPIRATION DATA

	2026	2027	2028	2029	2030	Thereafter
Square Feet	2,596	3,043	4,140	3,400	3,162	16,074
% of Total	8.0%	9.4%	12.8%	10.5%	9.8%	49.6%
Annualized Base Rent	$ 78,177	$ 87,438	$ 104,109	$ 98,440	$ 87,718	$ 399,651
% of Total	9.1%	10.2%	12.2%	11.5%	10.3%	46.7%

(1)   Total includes 2 held-for-sale properties as of March 31, 2026.

LAB PORTFOLIO SUMMARY

	Properties[1]	Square Footage		Occupancy %
		Total[1]	Occupied	
Same-Store	**101**	**7,921**	**7,111**	**90.4%**
Operating	118	9,807	8,384	
Development	2	358	167	
Redevelopment	21	2,208	956	
Total	**141**	**12,373**	**9,507**	**77.7%**

OWNERSHIP TYPE[1]

	Properties			Square Footage		
	Fee Simple	Ground Lease	Total	Fee Simple	Ground Lease	Total
Count / Square Footage	141	—	141	12,373	—	12,373
% Total Portfolio	100.0%	—%	100.0%	100.0%	—%	100.0%

LEASE TYPES

	Occupied Square Footage	% Total	WALT (Months)	Annual Escalators	
				Average Annual %	% Fixed Escalators
Triple-Net	8,525	89.7%			
Base Year	807	8.5%			
Gross	175	1.8%			
Total	**9,507**	**100.0%**	**68**	**3.2%**	**100.0%**

LEASING ACTIVITY BY SQUARE FOOT

	2Q25	3Q25	4Q25	1Q26	TTM Total
Lease Executions	486	339	333	141	1,300
New Lease Executions - %	13.3%	44.9%	78.3%	91.7%	46.7%
Renewal Lease Executions - %	86.7%	55.1%	21.7%	8.3%	53.3%
New Lease Commencements	230	362	317	49	959
Non-Renewals & Vacates	(366)	(318)	(587)	(14)	(1,285)

NEW LEASING COMMENCEMENTS

	2Q25	3Q25	4Q25	1Q26	TTM Total
Average Lease Term (Months)	94	114	71	57	92
Annualized Base Rent Per Sq. Ft Per Year	$ 51.53	$ 68.61	$ 56.48	$ 56.26	$ 59.86
Average Tenant Improvements Per Sq. Ft. per year	13.34	15.73	11.96	4.41	13.33
Average Tenant Improvements Per Sq. Ft.	111.16	42.70	90.02	25.51	82.98
Average Leasing Commissions Per Sq. Ft. per year	2.69	3.18	3.25	3.31	3.09
Average Leasing Commissions Per Sq. Ft.	20.92	30.16	21.13	14.74	24.31
Average Annual Escalator	3.3%	3.2%	3.0%	3.4%	3.2%
Leasing Costs % of Annual Base Rent	31.1%	27.6%	26.9%	13.7%	27.4%

RENEWAL LEASING COMMENCEMENTS

	2Q25	3Q25	4Q25	1Q26	TTM Total
Average Lease Term (Months)	62	41	84	12	58
Annualized Base Rent Per Sq. Ft Per Year	$ 52.97	$ 65.05	$ 40.35	$ 70.70	$ 55.22
Average Tenant Improvements Per Sq. Ft. per year	3.42	1.30	0.11	0.00	2.44
Average Tenant Improvements Per Sq. Ft.	41.88	3.37	0.63	0.00	11.75
Average Leasing Commissions Per Sq. Ft. per year	2.02	2.27	3.31	4.00	2.25
Average Leasing Commissions Per Sq. Ft.	12.31	7.45	23.11	4.00	11.94
% Cash Releasing Spreads	6.1%	4.6%	(1.7)%	3.5%	5.0%
Average Annual Escalator	3.5%	3.2%	3.0%	3.5%	3.3%
Leasing Costs % of Annual Base Rent	10.3%	5.5%	8.5%	5.7%	8.5%
Trailing Twelve Month Retention Rate	86.5%	83.0%	71.6%	69.0%	69.0%

LEASE EXPIRATION DATA

	2026	2027	2028	2029	2030	Thereafter
Square Feet	411	832	609	854	1,206	5,596
% of Total	4.3%	8.7%	6.4%	9.0%	12.7%	58.9%
Annualized Base Rent	$ 22,022	$ 51,042	$ 34,666	$ 54,868	$ 87,967	$ 360,944
% of Total	3.6%	8.3%	5.7%	9.0%	14.4%	59.0%

(1)   Total includes 2 held-for-sale properties as of March 31, 2026.

Dollars and square feet in thousands

ACQUISITION SUMMARY

	Properties	SF / Units	Ownership %	Total	Stabilized NOI Yield[2]
Lab[1][2]	—	—	100.0%	$ 178,000	
Senior Housing[3]	25	4,183	100.0%	713,800	
Total 1Q 2026 Acquisitions	**25**	**4,183**		**$ 891,800**	**8.1% - 9.0%**

DISPOSITION SUMMARY

	Properties	SF / Units	Ownership %	Total	Trailing NOI Yield[4]
Outpatient Medical[5]	9	531	100.0%	$ 193,065	
Lab	4	240	100.0%	68,484	
Total 1Q 2026 Dispositions	**13**	**770**		**$ 261,549**	**6.3%**

LOANS AND OTHER INVESTMENTS

						Weighted Average as of March 31, 2026	
	Investment as of December 31, 2025	Additional Investments	Paydowns	Investment as of March 31, 2026	Interest Income	Yield	Maturity in Years
Seller Financing	$ 418,389	$ —	$ —	$ 418,389	$ 7,893	7.7%	0.3
Development and other	266,621	28,245	(5,040)	289,826	6,929	9.7%	1.5
Total Loans and Other Investments	**$ 685,010**	**$ 28,245**	**$ (5,040)**	**$ 708,215**	**$14,823**		

(1) Includes $150 million related to the remaining 50% interest in six lab buildings of the Gateway Crossing campus for which the initial 50% interest was acquired in December 2025 for $450 million.
(2) $28 million of contractual land purchases related to operating properties and land held for future development are not included in Stabilized NOI Yield calculation.
(3) In January 2026, Healthpeak acquired its joint venture partner's 46.5% interest in a previously unconsolidated joint venture that held a portfolio of 19 senior housing communities for approximately $314 million.
(4) Yield for dispositions including the fixed price contractual purchase option exercised by the buyer on the Salt Lake City campus would be 7.4%.
(5) In March 2026, Healthpeak closed on the recapitalization and sale of an 80% joint venture interest in a six-property outpatient medical portfolio to affiliates of Blackstone at a gross valuation of $212 million, generating proceeds of approximately $170 million.

Dollars and square feet in thousands

QUARTERLY CAPITAL EXPENDITURES BY SEGMENT

	Outpatient Medical	Lab	Senior Housing	Other	Total
Recurring Capital Expenditures	$ 3,936	$ 921	$ 3,293	$ —	$ 8,150
Tenant improvements & Leasing commissions	13,396	4,167	—	—	17,563
AFFO capital expenditures	**$ 17,332**	**$ 5,089**	**$ 3,293**	**$ —**	**$ 25,713**
Revenue Enhancing Capital Expenditures	$ 9,905	$ 306	$ 6,274	$ 38	$ 16,522
Casualty related capital expenditures	1,199	—	1,093	—	2,291
Development	19,366	2,135	—	—	21,501
Redevelopment	383	34,416	—	—	34,799
Capitalized interest	1,290	18,998	—	—	20,288
Revenue Enhancing Capital and Capitalized Interest	**$ 32,143**	**$ 55,855**	**$ 7,366**	**$ 38**	**$ 95,402**
Total 1Q 2026 Capital Expenditures	**$ 49,475**	**$ 60,943**	**$ 10,659**	**$ 38**	**$ 121,115**

DEVELOPMENT PROJECTS

		Active Projects				Capacity (Sq. Ft.)		% Leased	
Project	**MSA**	**Property Count**	**CIP**	**Cost to Complete**	**Estimated Total at Completion**	**Total**	**Active**	**Total**	**Active**
Vantage - Phase I (Lab)	San Francisco, CA	1	$ 107,152	$ 8,848	$ 116,000	346	106	70	—
Gateway at Directors Science Park (Lab)	San Diego, CA	1	81,790	1,210	83,000	166	84	49	—
Brandon (Outpatient Medical)	Tampa, FL	1	23,007	3,993	27,000	72	72	76	76
Forsyth (Outpatient Medical)	Atlanta, GA	1	34,998	39,002	74,000	118	118	98	98
Pooler (Outpatient Medical)	Savannah, GA	1	10,447	2,552	13,000	63	29	100	100
McKinney (Outpatient Medical)	Dallas, TX	1	22,306	8,693	31,000	120	70	62	35
Cherokee (Outpatient Medical)	Atlanta, GA	1	10,178	51,822	62,000	148	148	83	83
Total		**7**	**$ 289,878**	**$ 116,121**	**$ 406,000**	**1,033**	**627**	**73**	**55**

REDEVELOPMENT PROJECTS

		Active Projects				Capacity (Sq. Ft.)		% Leased	
Project	**MSA**	**Property Count**	**CIP**	**Cost to Complete**	**Estimated Total at Completion**	**Total**	**Active**	**Total**	**Active**
Portside at Oyster Point (Lab)	San Francisco, CA	3	$ 131,343	$ 30,657	$ 162,000	484	302	80	68
Directors Science Park (Lab)	San Diego, CA	3	15,825	10,175	26,000	162	162	—	—
Point Grand (Lab)	San Francisco, CA	4	15,904	59,096	75,000	450	181	60	—
Other Redevelopments (Various)	Various	15	86,533	135,467	222,000	737	737	42	42
Total		**25**	**$ 249,605**	**$ 235,395**	**$ 485,000**	**1,833**	**1,382**	**53**	**37**

Dollars and shares in millions

COMPONENTS OF NET ASSET VALUE

Operating Segments		**Annualized as of March 31, 2026 Adjusted NOI**
Outpatient Medical	$	794
Lab		564
Other		12
Total	**$**	**1,370**

Senior Housing / Janus Living at Healthpeak's share		
Annualized Adjusted NOI plus trailing-twelve month NREF cash collections less NREF amortization	$	231
Other assets and (liabilities), net related to senior housing / Janus Living		908
Market value of 214.7M shares of Janus Living (NYSE: JAN) common stock and operating partnership common units owned by Healthpeak as of May 4, 2026	$	5,652

DEVELOPMENT AND REDEVELOPMENT PROPERTIES(1)

		Projected Stabilized Portfolio Adjusted NOI		Estimated Cost to Complete		Estimated Total Cost
Development	$	28	$	116	$	406
Redevelopment		55		235		485
Total	**$**	**83**	**$**	**352**	**$**	**891**

OTHER ASSETS(2)

Book value of land held for development	$	824
Cash, cash equivalents, and restricted cash		228
Loans receivable, net of reserves		632
Total	**$**	**1,684**

DEBT AND OTHER LIABILITIES(3)

Bank line of credit and commercial paper	$	1,751
Term loans		1,650
Senior unsecured notes		6,900
Mortgage debt		246
Share of unconsolidated JV debt		215
Other liabilities (assets), net		515
Total	**$**	**11,277**

Fully-diluted shares and units		**709**

(1) See Development and Redevelopment detail on page 19. Projected Stabilized Portfolio Adjusted NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.
(2) Excludes assets associated with Healthpeak's share of the Janus Living senior housing portfolio.
(3) Excludes liabilities associated with Healthpeak's share of the Janus Living senior housing portfolio. Debt balances represents principal amounts due and excludes unamortized premiums/discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet. Other liabilities includes accounts payable, accrued liabilities, and other liabilities net of other assets. excluding certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Healthpeak®

Adjusted Fixed Charge Coverage*

Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

AFFO Capital Expenditures

Adjusted Funds from Operations ("AFFO") Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Annualized Base Rent ("ABR")

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our senior housing segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, termination fees, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Cost to Complete

Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Development

Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction, merger, and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our senior housing communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Adjusted NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues and resident fees and services, and exclusive of interest income), less property level operating expenses. Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported. NOI and Adjusted NOI Adjusted exclude all other financial statement amounts included in net income (loss). NOI and Adjusted NOI includes the Company's pro rata share of NOI and Adjusted NOI, respectively, from its unconsolidated JVs and excludes noncontrolling interests' pro rata share of NOI and Adjusted NOI, respectively, from consolidated joint ventures. See the "Adjusted NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy

Occupancy in our Operating Portfolio for lab buildings and outpatient medical buildings represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. Occupancy in our Total Portfolio also includes facilities that are currently in development and redevelopment based on their Total Project Leased. Senior housing occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our ownership share.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, and actuarial reserves for insurance claims that have been incurred but not reported.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

RevPOR*

The 3-month average resident fees and services per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

Same-Store ("SS")*

Same-Store Cash (Adjusted) NOI allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event or planned operator transition that significantly impacts operations, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Same-Store Cash (Adjusted) NOI*

Same-Store Cash (Adjusted) NOI is Same-Store Cash Real Estate Revenues less Same-Store Cash Operating Expenses.

Same-Store Cash Operating Expenses*

Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Same-Store Cash Operating Expenses represent property level operating expenses and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs presented on the same basis less noncontrolling interests' pro rata share of operating expenses from consolidated JVs (based on applying our current ownership percentage to all periods presented). Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported.

Same-Store Cash Real Estate Revenues*

Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis less noncontrolling interests' pro rata share from consolidated JVs (based on applying our current ownership percentage to all periods presented). Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

*   Non-GAAP Supplemental Measures
       Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
       https://ir.healthpeak.com/quarterly-results.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/financials/quarterly-results. The contents of the Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout the Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.